Republic Digital Acquisition Company

149 5th Ave, 10th Floor

New York, NY 10010

VIA EDGAR

April 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Republic Digital Acquisition Company
Amendment No. 1 to Registration Statement on Form S-1
Filed April 1, 2025
File No. 333-285386

Ladies and Gentlemen:

Republic Digital Acquisition Company (the “Company,” “we” or “our”) hereby transmits our response to the comment letter received from the staff (the “Staff” or “you”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 10, 2025, regarding the Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on April 1, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an exhibits-only registration statement (the “Registration Statement”) simultaneously with the submission of this response letter.

Amendment No.1 to Registration Statement on Form S-1

Exhibits

1.	Please request that Cayman Islands counsel revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. In this regard, we note paragraphs 2.5 and 2.8. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully inform the Staff that we are filing an updated opinion from Cayman Islands counsel as Exhibit 5.2 to the Registration Statement in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Joseph Naggar
Name:	Joseph Naggar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP